

June 11, 2015

<u>Via Email</u>
William J. Janetschek
Chief Financial Officer
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re:** **KKR & Co. L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-34820**

Dear Mr. Janetschek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 111

Segment Balance Sheet, page 154

1. We note your segment balance sheet presented on page 155 as well as your measure of segment assets presented within Note 13 on page 260. Please explain how you have complied with the guidance set forth in ASC 280-10-50-30(c)-(d) or revise your disclosure in future filings, as necessary.

Item 8. Financial Statements and Supplementary data, page 193

Consolidated Statements of Changes in Equity, page 200

2.   We note that during 2014 you recorded an increase to Appropriated Capital as a result of the exchange of KKR Holdings units and other exchangeable securities to KKR & Co. common units. Please tell us why these exchanges would have an impact on Appropriated Capital given your disclosure on page 119 that changes in appropriated capital result from changes in the fair value of the underlying assets and liabilities of your consolidated CLO vehicles.

Notes to Consolidated Financial Statements, page 203

Note 2 – Summary of Significant Accounting Policies, page 204

Oil and Natural Gas Properties, page 207

3.   We note your accounting policy related to working and royalty interests in oil and natural gas producing properties and that you have $461 million of oil and gas assets (classified within Other Assets), consisting of proved and unproved oil and natural gas properties under the successful efforts method of accounting, net of impairment write-downs, accumulated depreciation, depletion and amortization. However, we also note that you hold $1.1 billion of energy real asset investments accounted for at fair value. Please address the following:

   - Please clarify for us the types of ownership interests you hold in oil and gas producing properties. For example, clarify whether you hold only working interests and royalty interests, or whether you also hold interests through another type of ownership arrangement. In this regard, we refer to your disclosure on page 17 that you "have completed investments in oil and gas drilling development transactions with operating companies and have also acquired mineral and royalty interests." To the extent that you classify investments in operating companies in the oil and gas industry as private equity investments while acquired mineral and royalty interests are classified as real assets, please clarify this distinction.

   - Please clarify why certain of your oil and gas producing properties are accounted for under the successful efforts method of accounting while others are accounted for at fair value. For example, confirm whether the accounting treatment differs depending on whether your working interest in these properties is held directly or through an investment fund. In this regard, we refer to your disclosure on page 181 that where you hold working interests in oil and gas producing properties directly (and not through an investment fund), such working interests are treated as investments and fair valued for segment purposes but are proportionately consolidated (following the successful efforts method of accounting) for GAAP purposes. Your disclosure is silent, however, with respect to how those working interests held through an investment fund are treated.

Fair Value Measurements, page 211

Level III Valuation Methodologies, page 214

Real Asset Investments, page 215

4.   We note that you use a discounted cash flow model to determine the fair value of your energy real asset investments and that the key inputs used in this methodology include commodity price forecasts and the weighted average cost of capital (WACC).   Please provide us with a more robust description of your valuation model for these investments that addresses the following:

- Clarify whether you are valuing working interests, royalty interests or a combination of both.

- For royalty interests, indicate the key inputs used in the valuation.

- Explain how you consider reserve quantities, future production rates, estimated costs of production and capital expenditures in your model and how this information is obtained.

- Explain whether you make any adjustments to your cash flow projections based on whether the reserves are proved or unproved.

- Clarify what you mean when you say that your valuations include both commodity prices as quoted on indices and long-term commodity price forecasts, which may be substantially different from commodity prices on certain indices for equivalent future dates. In this regard, please explain:

  o how such commodity price forecasts are determined,
  o the length of time covered by such forecasts,
  o the term of the forecasts used as inputs to your valuation model,
  o whether the use of such commodity forecasts are commonly used in valuing oil and gas producing properties, and
  o whether you believe such forecasts would be used by market participants in determining the fair value of these energy interests as opposed to quoted commodity prices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief